UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Completion of France Workwear business sale dated 30 September 2025

30 September

Rentokil Initial completes sale of France Workwear business to H.I.G. Capital

Rentokil Initial plc (the "Company") is pleased to confirm the completion of the sale of its Workwear business in France to H.I.G. Capital, as first announced in May 2025. The sale values the business at an enterprise value of €410m (c.$480m), on a cash-free and debt-free basis, including an earn-out of up to €30m (c.$35m) based on the performance of the business in 2026.

Total net cash proceeds from the transaction are expected to total €370m (c.$435m), subject to final earn-out outcome. Proceeds will be allocated in-line with the balanced Rentokil Initial model, distributed towards deleveraging of the balance sheet, organic growth focused investment in the core business, and complementary bolt-on M&A activity.

The transaction is a continuation in the positioning of Rentokil Initial as a streamlined Pest Control and Hygiene & Wellbeing business, reducing annual capital expenditure requirements and benefitting cash conversion margin by c.100 basis points. Following completion, the Group's revenue mix will comprise c.85% Pest Control and c.15% Hygiene & Wellbeing.

Looking ahead, the sale enables the Company to concentrate resource on the large, attractive long-term growth opportunities within its core markets.

Andy Ransom, Chief Executive of Rentokil Initial plc said:

"The completion of the Workwear sale is of strategic significance for us, as we execute on our ongoing strategy to focus on our market leading, core businesses. The transaction is value accretive for our shareholders, as we strengthen our balance sheet, streamline capital efficiency, and improve cash generation, with a simplified business.

"I would like to thank our France Workwear colleagues for their commitment throughout the process, and wish all at the company well as it moves forward with H.I.G."

Enquiries:

Investors / Analysts: Heather Wood, Rentokil Initial, +44 7808 098793

Media: Malcolm Padley, Rentokil Initial plc, +44 7788 978199

Note: France Workwear was classified within "Discontinued Operations" in HY25 financials and will be similarly referred to at FY25. In FY24, France Workwear, including flat linen textile and clean room business, generated Revenue of $324m, Adjusted Operating Profit of $57m and had associated capital expenditure of $93m.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 September 2025	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary